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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)



                       Coeur d'Alene Mines Corporation
                              (Name of Issuer)

                               Common Stock

-------------------------------------------------------------------

                    (Title of Class of Securities)

                            192108108
                              (CUSIP Number)

                         Carolyn S. Reiser, Esq.
                       Shartsis Friese & Ginsburg
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
-------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              May 15, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 192108108                          Page 2 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Brookhaven Capital Management Co., Ltd.
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                   21,300
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                    1,270,200
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                    21,300
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                1,270,200
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,291,500
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                 / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 3 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Brookhaven Capital Management, LLC
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                   0
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  534,300
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                    0
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              534,300
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     534,300
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                 / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 4 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Piton Partners, L.P.
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                   0
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                    37,800
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                    0
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                                37,800
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     37,800
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                 / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 5 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Vincent A. Carrino
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 153,600
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  1,177,600
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  153,600
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,177,600
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,331,200
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                  / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 6 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Cadence Fund, L.P.
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                  / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 7 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Watershed Partners, L.P.
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                  (b)       / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  643,300
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              643,300
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     643,300
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                  / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 8 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Focused Capital Partners, L.P.
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                  / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 9 of 18 Pages

-------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Daniel R. Coleman
-------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  /XX/
                                                       (b)  / /
-------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                    / /
-------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         ---------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  643,300
      REPORTING          ---------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         ---------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              643,300
-------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     643,300
-------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                  / /
-------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%
-------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 192108108                          Page 10 of 18 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Coeur d'Alene Mines Corporation ("CDE"). The principal executive office of CDE is located at 505 Front Avenue, Coeur d'Alene, Idaho, 83814.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Focused Capital Partners, L.P., a Delaware limited partnership ("FCP") (formerly called Brookhaven Partners, L.P.); Cadence Fund, L.P., a Delaware limited partnership ("CF"); Watershed Partners, L.P., a Delaware limited partnership ("WP"); Brookhaven Capital Management Co., Ltd., a New York corporation ("BCM"); Brookhaven Capital Management, LLC, a California limited liability company ("LLC"); Piton Partners, L.P., a Delaware limited partnership ("Piton"); Skye Investment Advisors, LLC, a Delaware limited liability company ("Skye"); Skye Investments, Inc., a Nevada corporation ("SII"); Vincent A. Carrino ("Carrino"); Daniel
R. Coleman ("Coleman"); Paul L. McEntire ("McEntire"); and
Robert W. Lishman ("Lishman").

     (b) The business address of BCM, LLC, Piton, FCP, CF, WP and Carrino is 3000 Sandhill Road, Building 3, Suite 105, Menlo Park, California 94025. The business address of Coleman is 500 108th Avenue NE, Suite 380, Bellevue, Washington 98004. The business address of Skye, McEntire and Lishman is 985 University Avenue, Suite 26, Los Gatos, CA 95032. The business address of SII is P.O. Box 12305, Zephyr Cove, NV 89448.

     (c) BCM is an investment adviser to various accounts, including FCP, CF and WP, which are investment limited partnerships. Carrino and Coleman are the general partners of FCP, CF and WP. Carrino is the sole director and president of BCM. Piton is an investment limited partnership. LLC is a general partner of Piton and an investment adviser to Piton and another account. Carrino is the sole Manager and the majority member of LLC. Skye is an investment adviser and the other general partner of Piton. SII is the manager and majority member of Skye.
McEntire is Chairman and Managing Director of Skye and Chairman, CEO and Director of SII. Lishman is a Director of Skye.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SCHEDULE 13D
CUSIP No. 192108108                          Page 11 of 18 Pages

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Carrino, Coleman, McEntire, and Lishman are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

BCM            Working Capital               $   210,935
BCM            Funds Under Management(1)     $11,258,116
WP             Working Capital               $ 5,881,555
Carrino        Funds Under Management        $11,533,730
Coleman        Funds Under Management        $ 5,881,555
LLC            Funds Under Management(2)     $ 4,336,498
Piton          Working Capital               $   334,888

(1)  Includes funds of WP invested in Stock.
(2)  Includes funds of Piton invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of Stock reported herein is investment. Except as described below, the persons named in
Item 2 of this statement have no plans or proposals that relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CDE or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of CDE or of any of its subsidiaries;

     (c) Any change in the present board of directors or management of CDE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of CDE;

     (e) Any other material change in CDE's business or corporate structure;

SCHEDULE 13D

CUSIP No. 192108108                          Page 12 of 18 Pages

     (f) Changes in CDE's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CDE by any person;

     (g) Causing a class of securities of CDE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of CDE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (i)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in
Item 2 of this statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned                 Voting Power
Dispositive Power
Name      Number    Percent   Sole      Shared         Sole
Shared

BCM       1,291,500   5.9%     21,300   1,270,200       21,300
1,270,200
CF          -0-         0%       0        -0-             0
-0-
WP          643,300   2.9%       0        643,300         0
643,300
FCP         -0-         0%       0        -0-             0
-0-
Carrino   1,331,200   6.1%    153,600   1,177,600      153,600
1,177,600
Coleman     643,300   2.9%       0        643,300         0
643,300
LLC         534,300   2.4%       0        543,300         0
534,300
Piton        37,800   0.2%       0         37,800         0
 37,800

SCHEDULE 13D
CUSIP No. 192108108                          Page 13 of 18 Pages

The persons filing this statement effected the following transac-tions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since March 15, 1998.

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

LLC       P         3/16/98        10,000         $11.50
LLC       P         3/16/98        10,000         $2.125 (option)
LLC       P         3/17/98        15,000         11.125
WP        P         3/18/98        22,500         1.5625 (option)
WP        P         3/18/98        14,500         0.5 (option)
Piton     P         3/18/98        10,000         0.5 (option)
LLC       P         3/18/98        20,000         0.5 (option)
WP        S         3/27/98        21,500         13.00
WP        S         3/27/98        40,000         12.9375
WP        S         3/27/98        12,000         12.875
Piton     S         3/27/98        5,000          12.9375
BCM       S         3/27/98        5,000          12.9375
LLC       S         3/27/98        17,000         12.9375
BCM       S         3/27/98        5,000          13.00
Carrino   S         3/27/98        16,100         12.857
BCM       S         3/27/98        20,000         12.879
Carrino   S         3/27/98        3,500          12.687
Carrino   S         3/30/98        1,000          12.792
Carrino   S         3/30/98        2,000          12.625
Carrino   S         3/30/98        600            12.795
WP        P         3/31/98        15,000         1.25 (option)
WP        S         4/3/98         6,000          13.5
Piton     S         4/3/98         5,000          13.375
BCM       S         4/3/98         7,000          13.375
BCM       S         4/3/98         5,000          13.5
Carrino   S         4/3/98         1,000          13.125
Carrino   S         4/3/98         4,000          13.1325
Carrino   S         4/3/98         10,000         13.2946
WP        S         4/7/98         35,000         13.0
Piton     S         4/7/98         5,000          13.0
BCM       S         4/7/98         10,000         13.0
WP        P         4/17/98        40,000         2.625 (option)
WP        P         4/17/98        20,000         2.5625 (option)
Piton     P         4/17/98        12,000         2.625 (option)
LLC       P         4/17/98        17,500         2.5625 (option)
BCM       P         4/17/98        10,500         2.625 (option)
WP        P         4/20/98        100,000        11.2175
WP        P         4/20/98        20,000         2.75 (option)
WP        S         4/20/98        1,000          1.2175 (option)
LLC       P         4/20/98        10,500         2.75 (option)
WP        S         4/23/98        15,000         13.375
BCM       S         4/23/98        20,000         13.375


(Schedule continued on page 14)

SCHEDULE 13D
CUSIP No. 192108108                          Page 14 of 18 Pages

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

LLC       S         4/23/98        15,000         13.375
BCM       S         4/30/98        400            11.7525
BCM       S         4/30/98        2,400          11.7538
WP        P         5/4/98         15,000         10.8761
WP        P         5/4/98         30,000         0.5 (option)
LLC       P         5/4/98         12,900         10.8761
LLC       P         5/4/98         20,000         0.5 (option)
WP        P         5/19/98        25,000         0.625 (option)
BCM       P         5/27/98        40,000         8.75
WP        P         5/27/98        10,000         8.75
BCM       P         5/28/98        10,000         8.75
LLC       P         5/28/98        15,000         8.75
Piton     P         5/29/98        10,000         0.625 (option)
LLC       P         5/29/98        7,000          8.9354
LLC       P         5/29/98        30,000         0.625 (option)
BCM       P         5/29/98        15,000         0.625 (option)
BCM       P         5/29/98        8,000          8.9354
LLC       P         6/2/98         10,000         8.5
BCM       P         6/2/98         10,000         8.4806
BCM       P         6/2/98         5,000          8.5
BCM       P         6/2/98         10,000         8.4806
WP        P         6/4/98         10,000         8.625
LLC       P         6/4/98         5,000          8.625
WP        P         6/5/98         3,000          8.75
Carrino   P         6/5/98         12,000         8.751
WP        P         6/8/98         19,500         8.8812
WP        P         6/8/98         30,000         1.625 (option)
WP        P         6/8/98         20,000         1.5625 (option)
LLC       P         6/8/98         25,000         8.8812
LLC       P         6/8/98         31,500         1.625 (option)
BCM       P         6/8/98         22,000         8.9375
Carrino   P         6/8/98         2,000          8.751
BCM       P         6/8/98         8,000          8.7503
Carrino   P         6/8/98         10,000         8.7504
Carrino   S         6/10/98        3,300          8.75
Carrino   P         6/10/98        3,300          9.00
WP        P         6/15/98        15,000         7.50
WP        P         6/15/98        16,500         1.375 (option)
WP        P         6/15/98        10,000         1.4375 (option)
LLC       P         6/15/98        20,000         1.4375 (option)
BCM       P         6/15/98        10,000         7.50
WP        P         6/16/98        15,700         7.5482
WP        P         6/16/98        15,000         7.625
WP        P         6/16/98        60,000         1.625 (option)
WP        P         6/16/98        22,000         0.75 (option)
WP        P         6/16/98        13,500         0.25 (option)


(Schedule continued on page 15)

SCHEDULE 13D
CUSIP No. 192108108                          Page 15 of 18 Pages

          Purchase                 Number         Price
Name       or Sale  Date           of Shares      Per Share

WP        P         6/16/98        8,000          0.6875 (option)
LLC       P         6/16/98        15,000         7.5482
LLC       P         6/16/98        10,000         7.625
LLC       P         6/16/98        20,000         1.625 (option)
BCM       P         6/16/98        20,000         1.625 (option)
BCM       P         6/16/98        18,000         7.5371
BCM       P         6/16/98        10,000         7.5482
Carrino   P         6/16/98        2,000          7.5385
Carrino   P         6/16/98        10,000         7.5371
WP        P         6/17/98        5,000          7.375
LLC       P         6/17/98        5,000          7.375
LLC       P         6/17/98        15,000         1.0 (option)
BCM       P         6/17/98        10,000         1.0 (option)
WP        P         6/19/98        15,000         7.3545
WP        P         6/19/98        5,000          7.25
WP        P         6/19/98        50,000         0.656 (option)
WP        P         6/19/98        20,000         1.25 (option)
LLC       P         6/19/98        10,000         7.3545
LLC       P         6/19/98        10,000         7.25
LLC       P         6/19/98        40,000         0.656 (option)
BCM       P         6/19/98        10,000         7.25
BCM       P         6/19/98        14,600         1.25 (option)
BCM       P         6/19/98        10,000         0.656 (option)
BCM       P         6/30/98        40,000         6.75
WP        P         6/30/98        19,600         6.75
Piton     S         6/30/98        25,000         6.75
LLC       P         6/30/98        10,000         6.75
Carrino   P         6/30/98        35,000         6.755
BCM       P         7/6/98         8,400          6.6838
WP        P         7/10/98        10,000         7.0625
WP        P         7/10/98        4,200          7.00
WP        P         7/13/98        30,000         2.75 (option)
LLC       P         7/13/98        19,000         2.75 (option)
LLC       P         7/13/98        1,000          2.625 (option)
LLC       P         7/17/98        10,000         7.50

All transactions were executed through the New York Stock Exchange.

SCHEDULE 13D

CUSIP No. 192108108                          Page 16 of 18 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Carrino and Coleman are the general partners of FCP, CF and WP pursuant to limited partnership agreements providing to Carrino and Coleman the authority, among other things, to invest the funds of FCP, CF and WP in Stock, to vote and dispose of Stock and to file this statement on behalf of FCP, CF and WP. Pursuant to such limited partnership agreements, the general partners of FCP, CF and WP are entitled to allocations based on assets under management and realized and unrealized gains. LLC is a general partner of Piton pursuant to a limited partnership agreement providing to LLC the authority, among other things, to invest the funds of Piton in Stock. Pursuant to such limited partnership agreement, the general partners of Piton are entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to investment management agreements, BCM and LLC are authorized, among other things, to invest funds of their various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to BCM and LLC based on assets under management and realized and unrealized gains. Carrino is authorized by various individuals and entities to invest funds of those individuals and entities and to vote and dispose of those securities. Carrino does not receive any fees for such activities.

SCHEDULE 13D

CUSIP No. 192108108                          Page 17 of 18 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    August 6, 1998

FOCUSED CAPITAL PARTNERS, L.P.          CADENCE FUND, L.P.

By:  BROOKHAVEN CAPITAL                 By:  BROOKHAVEN CAPITAL
     MANAGEMENT CO., LTD.                    MANAGEMENT CO., LTD.
     ATTORNEY-IN-FACT                        ATTORNEY-IN FACT

          /s/ Vincent A. Carrino                  /s/ Vincent A.
Carrino
     By:  _________________________          By:
____________________________
          Vincent A. Carrino,                Vincent A. Carrino,
          President                          President

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ______________________
     Vincent A. Carrino,                     Vincent A. Carrino,
     President

WATERSHED PARTNERS, L.P.                DANIEL R. COLEMAN

By:  BROOKHAVEN CAPITAL                 By:  BROOKHAVEN CAPITAL
     MANAGEMENT CO., LTD.                    MANAGEMENT CO., LTD.
     ATTORNEY-IN-FACT                        ATTORNEY-IN FACT

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ______________________
          Vincent A. Carrino,                Vincent A. Carrino,
          President                          President

BROOKHAVEN CAPITAL MANAGEMENT, LCC      PITON PARTNERS, L.P.

By:  BROOKHAVEN CAPITAL                 By:  BROOKHAVEN CAPITAL
     MANAGEMENT CO., LTD.                    MANAGEMENT CO., LTD.
     ATTORNEY-IN-FACT                        ATTORNEY-IN FACT

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By  _______________________
          Vincent A. Carrino,                Vincent A. Carrino,
          President                          President

SCHEDULE 13D

CUSIP No. 192108108                          Page 18 of 18 Pages
                                                       EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Coeur d'Alene Mines Corporation. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management Co., Ltd., a New York corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with said section 13(d) in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    February 20, 1998

BROOKHAVEN PARTNERS, L.P.               CADENCE FUND, L.P.

     /s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By: ____________________
     Vincent A. Carrino                      Vincent A. Carrino
     General Partner                         General Partner

BROOKHAVEN CAPITAL MANAGEMENT
CO., LTD.

     /s/ Vincent A. Carrino             /s/ Vincent A. Carrino
By:  _______________________            _______________________
     Vincent A. Carrino                      Vincent A. Carrino
     President
                                        DANIEL R. COLEMAN

WATERSHED PARTNERS, L.P.                By:  Brookhaven Capital
                                             Management Co., Ltd.,
                                             Attorney-in-Fact

/s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ________________
     Vincent A. Carrino                      Vincent A. Carrino
     General Partner                         President

BROOKHAVEN CAPITAL MANAGEMENT, LCC      PITON PARTNERS, L.P.

                                        By:  Brookhaven Capital
                                             Management, LLC

/s/ Vincent A. Carrino                  /s/ Vincent A. Carrino
By:  _______________________            By:  ________________
     Vincent A. Carrino                      Vincent A. Carrino
     Manager                                 Manager